April 27, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Alison White

Re:	Hercules Capital, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 17, 2023

File No. 814-00702

Ladies and Gentlemen,

On behalf of our client, Hercules Capital, Inc. (the “Company”), we are responding to a supplemental comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) as communicated via telephone on April 26, 2023. The Company respectfully confirms to the Staff that the Company matched $134,106 in employee charitable contributions during the fiscal year ended December 31, 2022. According to Company policies, employees are required to submit a match request with supporting documentation to be eligible for a Company charitable match of up to $10,000 per employee. No officers of the Company are involved in determining which charities are chosen by the employees or how much to match towards a particular charity. Company policies with respect to charitable donation matches include (a) a requirement that the organization must be a social service, charitable, or environmental organization that is a 501(c) not-for-profit organization and (b) potential additional documentation required for any organization that is not easily identifiable as a qualified organization. The Company separately tracks via annual questionnaires any non-profit boards on which directors and officers sit. The Company believes this process is in compliance with the applicable requirements of the Investment Company of 1940 Act (the “1940 Act”), including Section 17 thereof.

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Please contact me at (215) 994-2277 if you have any questions regarding the foregoing.

Sincerely,

/s/ Ian Hartman

Ian Hartman, Esq., Dechert LLP

cc:	(via email)

Kiersten Zaza Botelho, General Counsel

Jay Alicandri, Esq., Dechert LLP

William Bielefeld, Esq., Dechert LLP

Anna Tomczyk, Esq., Dechert LLP